Lumiox, Inc.
Office 7, Vaynor House2, Vaynor Road
Milford Haven, Pembrokeshire, UK SA73 2NB

VIA EDGAR

April 20, 2015

Larry Spirgel
Assistant Director
US Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:            Lumiox, Inc.
Registration Statement on Form S-1
Filed January 22, 2015
File No. 333-201647

Dear Mr. Spirgel:

This letter is in response to your comment letter dated February 18, 2015, with regard to the Form S-1 filing of Lumiox, Inc., a Nevada corporation ("Lumiox" or the "Company") filed on January 22, 2015.  Responses to each comment have been keyed to your comment letter.

 General

1.	Provide us with copies of any reports and industry analysis that you cite or upon which you rely. In this regard we note, for example, the reference on page 24 to a report by Transparency Market Research. Please provide us with marked copies of any materials that support these and any other third-party statements, clearly cross-referencing a statement with the underlying factual support.

Response:

Marked up copies of the materials are provided as correspondence.

Prospectus Cover Page

2.	Please clearly disclose that if you receive less than $40,000 in proceeds, potential investors may end up holding shares in a company that does not have sufficient proceedsto begin operations.

Response:

This disclosure has been added accordingly.

3.	Please revise here and on page 27 to disclose the risk that you may not be able to find a market maker to file an application on your behalf.

Response: This disclosure has been added accordingly.

Summary of Prospectus, page 3

4.	Confirm through added disclosure, if true, that you do not believe that the company is a blank check company because the company and its affiliates and promoters have no plansor intentions to engage in a merger or acquisition with an unidentified company or personor, once it is a reporting company, to be used as a vehicle for a private company to become a reporting company.

Response:

This disclosure has been added accordingly.

5.	Disclose that you have only one officer and no employees and no plans to hire employees in the foreseeable future. Indicate what percentage of his business time Mr. Jarvie intends to spend on the company's business.

Response:
This disclosure has been added accordingly.
Risk Factors, page 6
6.	We note that Mr. Jarvie will be combining the company's business with his current job dealing with playgrounds. Please include a risk factor discussing any potential conflicts of interest Mr. Jarvie may face in this situation.

Response:
We do not feel that there are any potential conflicts of interest with Mr. Jarvie's  current job dealing with playgrounds as they do not offer the products that Lumiox is planning to sell.

Use of Proceeds, page 17
7.	Please provide a narrative discussion that explains how the amounts allocated for each purpose will or will not advance your business plan at each level of proceeds. For example, explain how being able to allocate the full amount (or lesser amounts) to professional fees, website design, product inventory, office expenses and advertising and marketing would advance your business plan. In this regard, it is not clear how important the development of your website is to your operations or what level of inventory you need to be commercially viable. Please note that you may provide a cross-reference to your "Plan of Operations" discussion on page 24 in lieu of providing disclosure here if you expand your "Plan of Operations" discussion to address this comment.

Response:

Disclosure has been added to the plan of operations section on page 25.

Dilution, page 18
8.	Please revise to explain the increase in Capital contribution of officers, directors, promoters and affiliated persons prior to the offering from $25,000 to $30,000 for issuance of less than 16 million shares.
Response:

This was an error and it has been revised accordingly and this section has been updated accordingly to reflect the updated financials for the interim period ended January 31, 2015.

Description of Business, page 22
Principal Products, Services and Their Markets, page 22
9.	Please disclose what LED lighting products you intend to offer. For example, disclose if you intend to offer housings in addition to LED flood lights.
Response:

This disclosure has been updated accordingly.

10. Please discuss the disadvantages of LED flood lights, such as high initial costs. Disclose representative retail prices for LED flood lights that would be appropriate for playground use.

Response:

This section has been updated accordingly.

Plan of Operations, page 24

11.	Please clarify the basis of your expectation that you will raise at least $40,000 in this offering, or delete this statement.
Response:

This statement has been deleted.
Competitive Business Conditions and Strategy, page 25

12. Please revise to clarify on what basis you expect to be able to establish yourself as a competitive company. For example, as there is a high initial cost for LED flood lights, explain how you expect to be able to price your products competitively with your limited resources and achieve sufficient gross profit, net income and cash from operations to sustain your business. In addition, please identify the principal online and retail store competitors in your intended markets.

Response:
This section has been expanded accordingly.
Rule 144 Shares, page 28
13.	Please clarify that Mr. Jarvie will be unable to resell his shares pursuant to Rule 144 until the conditions of Rule 144(i) are met. In the second paragraph of this subsection, also clarify that Rule 144 is unavailable for re-sales until the identified conditions of Rule144(i) are met.

Response:

This section has been updated accordingly.

Financial Statements

Note 5 – Related Party Transactions, page 21
14.	You refer to the discussion of Mr. Jarvie's new designs and installations in new playground designs on page 3 and the disclosure on page 8 regarding using Mr. Jarvie's contacts inthe industry. Please describe the accounting for related party transactions between Lumiox and other entities that Mr. Jarvie has an employment relationship or customer relationship with through his current employment.

Response:

The Company would provide disclose in the related party note of the sales for transactions between Lumiox and other entities that Mr. Jarvie has an employment or customer relationship with through his current employment.

15.	Please also disclose any relationships between Lumiox and Rayborn Lighting, if applicable.

Response:

There are no relationships between Lumiox and Rayborn Lighting.  Rayborn Lighting is only a supplier of Lumiox.

Exhibit 5.1

16.	We note counsel's statement in the opinion that they are admitted to the bar in California and they are not licensed to practice law in Nevada. Please obtain a revised opinion deleting all language suggesting that counsel is not qualified to opine on the legality of the securities under Nevada law. For guidance, refer to Section II.B.3.b of Staff Legal Bulletin No. 19, available on our website at http://www.sec.gov/interps/legal.shtml.

Response:

An updated exhibit 5.1 has been filed with this amendment.

Please contact me with any further comments or questions.  The Company will file the redlined version and this letter as EDGAR correspondence.  I would appreciate if you would send any further responses directly to me electronically (lumioxinc@aol.co.uk).  If the SEC has no further comments, we expect to file a request for acceleration of the effective date.
Thank you in advance for your courtesies.

Sincerely,

/s/ Michael Paul Jarvie
Michael Paul Jarvie, President